Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

COMMONWEALTH OF VIRGINIA

STATE CORPORATION COMMISSION

Joint Petition of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
	)	Case No.
AT&T CORP.,	)
AT&T COMMUNICATIONS OF VIRGINIA, LLC,	)
and TCG VIRGINIA, INC.	)
)
for Approval of Merger and Request for	)
Expedited Consideration	)
)

JOINT PETITION

Counsel for AT&T Corp., AT&T Communications of Virginia, LLC and TCG Virginia, Inc. Mark A. Keffer AT&T Suite 1000 1120 20th Street, NW Washington, DC 20036 (202) 457-3839

Counsel for SBC
Communications Inc.

Wayne Watts
Paul K. Mancini
Martin E. Grambow
James M. Robinson IV
SBC Communications Inc.
175 East Houston
San Antonio, Texas 78205-2233
(210) 351-3429

Colin S. Stretch
Scott K. Attaway
Kellogg, Huber, Hansen, Todd,
   Evans & Figel, PLLC
1615 M Street, N.W., Suite 400
Washington, D.C. 20036
(202) 326-7968

Counsel for SBC Communications Inc. Donald G. Owens Thomas C. Walker, Jr. Troutman Sanders LLP 1111 E. Main Street P.O. Box 1122 Richmond, Virginia 23218-1122 (807) 697-1217

COMMONWEALTH OF VIRGINIA

STATE CORPORATION COMMISSION

Joint Petition of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
	)	Case No.
AT&T CORP.,	)
AT&T COMMUNICATIONS OF VIRGINIA, LLC,	)
and TCG VIRGINIA, INC.	)
)
for Approval of Merger and Request for	)
Expedited Consideration	)
)

JOINT PETITION

SBC Communications Inc. (“SBC”), AT&T Corp. (“AT&T”), AT&T Communications of Virginia, LLC (“AT&T-VA”), and TCG Virginia, Inc. (“TCG”) (collectively, “Joint Petitioners”), hereby request approval of the State Corporation Commission (“Commission”), pursuant to Chapter 5 of Title 56 of the Code of Virginia, §§ 56-88 et seq., of the merger of SBC and AT&T, in accordance with the Agreement and Plan of Merger jointly entered into by SBC and AT&T on January 30, 2005.  The merger will permit the Joint Petitioners to continue providing services at just and reasonable rates, will augment the competitive telecommunications markets within Virginia, and will not adversely affect this Commission’s authority to regulate the AT&T and SBC operating subsidiaries subject to the Commission’s jurisdiction.  The Joint Petitioners respectfully request that the Commission consider this Joint Petition on an expedited basis so that the merger may be consummated as quickly as possible.*

In support of the Joint Petition, SBC, AT&T, AT&T-VA, and TCG state as follows:

* A transaction summary is attached to this Joint Petition as Exhibit A.  An investor disclosure statement is attached as Exhibit B.

I.              THE PARTIES

A.            SBC Communications Inc. (“SBC”)

1.             SBC Communications Inc. is a Delaware corporation with headquarters at 175 East Houston, San Antonio, Texas 78205-2233.  SBC, through its operating subsidiaries, provides voice, data, and Internet services to residential, business, and government customers, mostly in a 13-state region.  SBC subsidiaries serve 52.4 million access lines and have 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers.  SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years.  More detailed information concerning SBC’s financial status, operations, management, and services is set forth in SBC’s most recent annual report, available at http://www.sbc.com/gen/investor-relations?pid=5465.(1)

B.            AT&T Corp. (“AT&T”)

2.             AT&T is a New York corporation with headquarters at One AT&T Way, Bedminster, New Jersey 07921.  AT&T, through its subsidiaries, is authorized to provide

(1) SBC wholly owns two subsidiaries that are certificated to provide competitive interexchange and local exchange services in Virginia but are not involved in the merger.  The first, SBC Long Distance, Inc., f/k/a Southwestern Bell Communications Services, Inc. (“SBC Long Distance”), is a Virginia public service corporation dually incorporated in Delaware and headquartered at 5850 W. Las Positas Boulevard, Pleasanton, CA 94588.  SBC Long Distance is authorized to provide facilities-based and resold local exchange and interexchange services pursuant to certificates of authority granted by this Commission on December 17, 2004, in Case No. PUC-2004-00108.  Prior to receiving these certificates, SBC Long Distance provided resold interexchange service in Virginia pursuant to a registration letter dated November 12, 1997, and the Commission’s letter response dated November 21, 1997.  The second subsidiary, SBC Telecom, Inc. (“SBC Telecom”), is a Virginia public service corporation dually incorporated in Delaware and headquartered at 1010 N. St. Mary’s Street, Room 13-K, San Antonio, TX 78215.  SBC Telecom is authorized to provide resold and facilities-based local exchange and interexchange services, pursuant to a certificate of authority granted by this Commission on February 16, 2000, in Case No. PUC-1999-00230, and amended on September 3, 2002, in Case No. PUC-2002-00179.

This Commission has pending before it a joint application of SBC Telecom, Inc. and SBC Long Distance for the consolidation of the Virginia operating authority of both entities into SBC Long Distance, LLC.  See Joint Petition, Joint Petition of SBC Telecom, Inc. and SBC Long Distance, Inc. For Grant of Authority to Transfer Control Under Virginia Code § 56-88.1 and Cancellation of Certificates of Public Convenience and Necessity to Provide Local Exchange and Interexchange Telecommunications Services in the Commonwealth of Virginia, Case No. PUC-2005-00016 (filed Jan. 10, 2005).  The merger of SBC and AT&T will not affect the proposed consolidation in any fashion.

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domestic and international telecommunications services throughout the United States.  AT&T operates the world’s largest communications network and offers a global presence in more than 50 countries, national and global IP-based networks, an unmatched portfolio of data and IP services, hosting, security and professional services, technology leadership through AT&T Labs, skilled networking capabilities, and a substantial base of government and large business customers.  More comprehensive information concerning AT&T’s financial status, operations, management, and services is set forth in AT&T’s most recent annual report, which is available at http://www.att.com/ar/docs/annualreport_2003.pdf.

C.            AT&T Subsidiaries

3.             AT&T is the holding company parent of AT&T Communications of Virginia, LLC (“AT&T-VA”) and Teleport Communications Group, Inc., which in turn is the holding company parent of TCG Virginia, Inc. (“TCG”).  AT&T-VA is authorized to provide competitive local exchange telecommunications and interexchange telecommunications services pursuant to certifications granted by this Commission on March 27, 2002, in Case No. PUC-2001-00255.(2)  TCG is authorized to provide facilities-based and resold local exchange and interexchange telecommunications services pursuant to a certificate of public convenience and necessity issued on November 8, 1996, in Case No. PUC-1996-00085.

D.            Designated Contacts

SBC Contacts:

Wayne Watts

Paul K. Mancini

Martin Grambow

James Robinson, IV

(2) AT&T Communications of Virginia, Inc. (the predecessor of AT&T-VA) was authorized to provide interexchange telecommunications services in Case No. PUC-1983-00046 and competitive local exchange telecommunications services in Case No. PUC-1996-00006.  The merger of the two companies was approved by the Commission in Case No. PUA-2001-00075 and new certificates were issued to AT&T-VA, the survivor of the merger.

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SBC Communications Inc.

175 East Houston

San Antonio, Texas 78205-2233

(210) 351-3429

Colin S. Stretch

Scott K. Attaway

Kellogg, Huber, Hansen, Todd,

Evans & Figel, PLLC

1615 M Street, N.W., Suite 400

Washington, D.C.  20036

(202) 326-7968

Donald G. Owens

Thomas C. Walker, Jr.

Troutman Sanders LLP

1111 E. Main Street

P.O. Box 1122

Richmond, Virginia 23218-1122

(807) 697-1217

(807) 697-1208

AT&T Contact:

Mark A. Keffer

AT&T Corp.

Suite 1000

1120 20th Street, NW

Washington, DC 20036

(202) 457-3839

II.            REQUEST FOR APPROVAL OF SBC’S ACQUISITION OF AT&T

A.            The Planned Merger

4.             On January 30, 2005, SBC and AT&T entered into an Agreement and Plan of Merger (“Merger Agreement”).  A copy of the Merger Agreement is attached hereto as Exhibit C.

5.             The Merger Agreement provides for AT&T to be merged into a wholly owned subsidiary of SBC.  The SBC subsidiary is a newly formed entity, created for the specific

4

purpose of this transaction.  AT&T will be the surviving entity of the merger with the newly formed subsidiary for all legal purposes, and the combined entity, which will be a wholly owned subsidiary of SBC, will retain the name AT&T Corp.

6.             In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

7.             The merger will not impede the Commission’s ability to regulate and effectively audit the intrastate operations of SBC Long Distance, SBC Telecom, AT&T-VA, or TCG.  Upon consummation of the merger, those certificated entities will continue to hold all of the certificates that they currently hold.  There will be no transfer or other disposition of assets of those certificated entities in connection with the merger.

B.            Statutory Authority

8.             The proposed merger is to be approved if the Commission finds “that adequate service to the public at just and reasonable rates will not be impaired or jeopardized by granting the prayer of the petition.”  Va. Code Ann. § 56-90.  As explained below, the proposed merger will have no adverse effect on service to the public at just and reasonable rates.  On the contrary, the merger will result in a combined organization that can, among other things, efficiently and effectively meet consumer demands for innovative technology in the rapidly changing telecommunications industry and stimulate competition by providing consumers with a viable choice for quality telecommunications services.  Thus, the standard established in § 56-90 is satisfied here.

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III.           THE MERGER WILL NOT IMPAIR OR JEOPARDIZE SERVICE TO THE PUBLIC AT JUST AND REASONABLE RATES

A.            General Benefits of the Proposed Merger

9.             The combination of SBC and AT&T responds to major technological, marketplace, and regulatory changes promoting facilities-based competition in all communications services markets by bringing together two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be positioned for success in a rapidly changing industry, making the transition from legacy technologies to advanced, next generation Internet Protocol (“IP”) networks and services more quickly and effectively than either company could on a stand-alone basis.  The combined business organization will be stronger, more effective, more responsive, and more innovative, and thus better able to meet the needs and demands of its customers – enterprise, small and medium-sized business, government and mass market consumers.

10.           The public will benefit from the merger’s creation of a vigorous U.S. carrier with global reach.  AT&T’s network, which spans more than 50 countries, and AT&T Labs’ technological prowess will be combined with SBC’s financial strength and local exchange, broadband, and wireless capabilities.  Notably, SBC expects higher capital spending, totaling approximately $2 billion (before synergies) over the first several years after consummation of the merger, than likely would have been incurred by the two companies absent the merger.  The transaction thus will maintain American leadership in communications and allow the combined organization to continue to compete successfully for global business.  The telecom sector has been a driving force in the American economy, with a significant impact on investment, employment and productivity.  By perpetuating American leadership in telecommunications, the merger will benefit all Americans.

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11.           The merger will strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including the White House, the Department of Homeland Security, the Department of State, the Department of Defense, and numerous states, including Virginia.  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.

12.           The merger will increase innovation and investment, which will make existing services more efficient, lead to more rapid introduction of those services to new customers, and prompt the development of new services that would otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that once were available only to the largest business and government customers.  And once the SBC and AT&T networks are combined as part of one organization, transport will be more efficient, reliability will increase, and the quality of service will be higher.  Customers in Virginia should benefit from these anticipated merger synergies.

B.            Post-Merger Competition

13.           According to the FCC’s December 2004 Local Competition Report, as of June 30, 2004, there were 19 CLECs serving 994,588 access lines in Virginia – over ten times the number of access lines served by CLECs in Virginia in December 1999.  See FCC, Local Telephone Competition:  Status as of June 30, 2004 at Tables 8, 10, 12 (Dec. 2004).  According to that same report, these competitors have captured close to a quarter of the residential market.  See id. at

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Tables 9-12.  Additionally, the FCC reports that, as of June 30, 2004, there were 11 wireless carriers operating in Virginia serving nearly 4.4 million customers, nearly twice the number of customers served in December 1999.  See id. at Table 13.

14.           The merger will not adversely affect competition in the provision of services to businesses in Virginia.  There already are numerous other providers competing to serve business customers, including but not limited to:  incumbent providers such as Verizon, Sprint, and Ntelos; other competing carriers such as Focal Communications, KMC Telecom, and XO; and cable providers such as Cox and Comcast.  If the proposed transaction is consummated, the combined SBC/AT&T organization will only strengthen competition in the business sector.  The combined organization will be better positioned than either SBC or AT&T standing alone to compete vigorously and effectively with existing providers of telecommunications services to medium and large businesses – IXCs, systems integrators, equipment vendors and resellers, network providers, foreign entrants, CLECs, wireless providers, cable companies, and incumbent LECs – across the full range of current and emerging products.

15.           Vigorous competition will continue in Virginia in the wake of the merger not only because of the number of competitors, but also because of the diversity of those competitors, the high fixed cost and relatively low marginal cost of operating telecommunications networks and facilities, the characteristics of customers and the bid processes they employ, and the rapid pace of technological change.  Indeed, the combination of the financial resources, managerial skills, and experience of SBC and AT&T will accelerate competition in local markets by creating a business combination with the capital, marketing abilities, managerial expertise, and technologically advanced networks necessary to more vigorously compete against the incumbent

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local exchange carriers and other competing service providers, including incumbent cable companies, in Virginia.

16.           SBC and AT&T, moreover, typically sell business services to different sets of business customers.  SBC’s strength is in the sale of services to small and medium-sized businesses with a high percentage of their facilities in SBC’s 13 in-region states, while AT&T’s strength is the sale of services nationwide and globally to large, multi-location businesses.  The merger will thus result in an enhanced competitor in the business segment, while at the same time eliminating virtually no material, head-to-head competition.  In addition, as a result of the merger, the combined organization will have the technical and financial strength to increase investment in Tier 1 Internet backbone services, which will enhance competition.

17.           The merger will not diminish competition for mass market customers.  AT&T made an irreversible pre-merger decision to discontinue actively marketing local and long distance service to residential and small business customers.  AT&T has already dismantled infrastructure required to recruit new mass market customers by dismissing marketing personnel, terminating vendor contracts, and shutting outbound telemarketing centers.  At the same time, competition for mass market customers is increasingly coming from cable operators, VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs.  “[C]able-VoIP” alone is expected to “take upwards of 20% market share of primary residential access lines,”(3) and VoIP generally is anticipated to be a “major driver of access line loss” for incumbent carriers, as well as “price cuts” for consumers across-the-board.(4)

18.           SBC and AT&T anticipate that the combined company will be better able to compete using VoIP than either company standing alone.  Prior to its decision to cease actively

(3) F. Governali, et al., Goldman Sachs, Neutral Views Retained for North American Telcos at 3 (Jan. 12, 2005).

(4) S. Flannery, et al., Morgan Stanley, Skating on Thin Ice:  Lowering Industry View to Cautious at 4 (Jan. 19, 2005).

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marketing mass market land-line voice service, AT&T had developed a VoIP service, known as “AT&T CallVantage Service.”  By joining together AT&T’s VoIP platform and SBC’s traditional consumer focus and financial resources behind VoIP, the merger will permit the combined company to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of SBC’s region.

19.           In the wake of the merger, broadband will likewise continue to play a key role in increasing competitive choice.  According to the FCC’s December 2004 Report on High-Speed Internet Access, as of June 30, 2004, there were 23 providers of high-speed access lines operating in Virginia, and the number of Virginia customers subscribing to high-speed Internet access services has mushroomed, with over 800,000 high-speed lines in Virginia, compared to less than 52,000 high-speed lines in service as of December 1999.  See FCC, High-Speed Services for Internet Access:  Status as of June 30, 2004 at Tables 6-8 (Dec. 2004).  Cable providers, such as Cox, Comcast, and Charter, currently dominate the provision of high-speed services in Virginia, garnering nearly 70 percent of all subscribers.  See id.; Media Business Corp., Top 10 MSOs by County (Mar. 2004).

20.           Thus, in light of AT&T’s current position in the mass market and the existence of a large and growing number of other players in that market, the merger will not harm consumers.

C.            Quality of Service and Rates

21.           The proposed merger will not adversely affect the availability and quality of the service currently offered by SBC Long Distance, SBC Telecom, AT&T-VA, or TCG.  All of those certificated entities will continue to exist in their current form upon consummation of the merger.  The merger will have no effect on the rates, terms, or conditions of service provided to current customers of AT&T-VA and TCG.  The same is true for the services provided by SBC subsidiaries.  In general, the merger will be transparent to Virginia customers of those

10

certificated entities because it will cause no interruption or alteration of the existing tariffs or customer arrangements.

D.            The Financial Strength of the Resulting Organization

22.           The merger will create an organization that will enjoy enhanced financial health.  Recent years have proven difficult for the telecommunications industry and reduced revenues and diminished market capitalizations are expected in the future.  The merger of AT&T with a financially strong company will substantially improve AT&T’s access to capital at favorable rates, which in turn will positively affect AT&T’s ability to raise necessary capital and to maintain a reasonable capital structure.  The synergies created by this merger will strengthen the combined organizations through reduced costs, increased productivity and augmented revenues.  And the positive impact of AT&T’s ability to raise necessary capital and maintain a reasonable capital structure, as noted above, will inure to the benefit of all of AT&T’s subsidiaries currently operating in Virginia.

E.             Employment

23.           The merger of SBC and AT&T will create a stronger job outlook for the combined organization.  As a result of the recent financial downturn in the telecommunications industry, hundreds of thousands of jobs have been lost.  Neither SBC nor AT&T has been immune.

24.           The merger, however, will position the combined organization for growth, which in time should produce jobs.  By creating a new business combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow development of new technologies and improvement of currently existing services.  Furthermore, the workforce-related benefits of this merger extend beyond the combined organization’s employment needs.  A strong combined SBC

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and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed, which in turn will create more jobs in the economy at large.

25.           Both unions representing SBC and AT&T workers – the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”) – have expressed their support of the merger.  Morton Bahr, the President of the CWA, stated that, “[w]ith the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.”   Statement of CWA President Morton Bahr, January 31, 2005, attached hereto as Exhibit D.  The IBEW similarly cheered the merger: “The IBEW is encouraged by the purchase of AT&T by SBC.  We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike.  The joining of forces by two major players in the industry could be a major step toward this goal.”  Statement of IBEW President Edwin D. Hill, January 31, 2005, attached hereto as Exhibit E.

F.             Corporate Citizenship

26.           As a result of the merger, and the synergies that will enhance the competitive abilities of both companies, AT&T and SBC will continue their traditions of community involvement and good corporate citizenship.

G.            The Authority of this Commission to Regulate Rates and Service

27.           The approval of this merger will not impair, compromise, or in any material way alter the Commission’s authority to regulate the AT&T and SBC subsidiaries currently operating in Virginia pursuant to this Commission’s certifications.  Upon completion of the merger, the

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Commission will retain full authority over the rates, services, and responsibilities of those certificated entities in accordance with applicable law to the same extent that it does today.

H.            Related Governmental Filings

28.           In addition to this filing, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger, including the Federal Communications Commission and the Department of Justice, each of which will review the merger.  The Joint Petitioners also expect the transaction to be reviewed by a number of state regulatory commissions, as well as by various international regulatory entities.

I.              Request for Expedited Consideration

29.           The timely closing of the merger is dependent upon approval by this Commission and several others.  The Joint Petitioners respectfully request that the Commission consider this Joint Petition on an expedited basis so that consumers in Virginia and around the country may soon enjoy the benefits that will result from the combination of the financial, managerial, and network strengths of SBC and AT&T.  The Joint Petitioners are also requesting similar, expedited treatment in other jurisdictions where applications for approval are required.

IV.           CONCLUSION

30.           Wherefore, for the foregoing reasons, Joint Petitioners respectfully request that the Commission approve this Joint Petition and grant any other relief deemed necessary and appropriate to effect the Merger Agreement.

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Respectfully submitted,

/s/ Donald G. Owens	/s/ Mark A. Keffer

Donald G. Owens

Thomas C. Walker, Jr.

Troutman Sanders LLP

1111 E. Main Street

P.O. Box 1122

Richmond, Virginia 23218-1122

(807) 697-1217

(807) 697-1208

donald.owens@troutmansanders.com

tom.walker@troutmansanders.com

Wayne Watts

Paul K. Mancini

Martin E. Grambow

James M. Robinson IV

SBC Communications Inc.

175 East Houston

San Antonio, Texas 78205-2233

(210) 351-3429

jr8475@sbc.com

Colin S. Stretch

Scott K. Attaway

Kellogg, Huber, Hansen, Todd,

Evans & Figel, PLLC

1615 M Street, N.W., Suite 400

Washington, D.C.  20036

(202) 326-7968 (Telephone)

(202) 326-7999 (Facsimile)

cstretch@khhte.com

Counsel for SBC Communications Inc.

Mark A. Keffer AT&T Corp. Suite 1000 1120 20th Street, NW Washington, DC 20036 (202) 457-3839 mkeffer@att.com Counsel for AT&T Corp., AT&T Communications of Virginia, LLC, and TCG Virginia, Inc.

Dated:  February 28, 2005

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VERIFICATION

I, Jonathan P. Klug, being duly sworn according to law, depose and say that I am Vice President and Treasurer of SBC Communications Inc., that I am authorized to and do make this affidavit for it; and that the facts set forth in the foregoing Joint Petition are true and correct to the best of my knowledge, information, and belief.

/s/ Jonathan P. Klug
Jonathan P. Klug
Vice President and Treasurer
SBC Communications Inc.

Sworn and subscribed before me

this 25th day of February, 2005

Notary Public	/s/ Lisa K. Fox
Lisa K. Fox

[SEAL]

Lisa K. Fox

My Commission Expires

April 21, 2007

VERIFICATION

I, Joy Rick, being duly sworn according to law, depose and say that I am Vice President and Secretary of SBC Communications Inc.; that I am authorized to and do make this affidavit for it; and that the facts set forth in the foregoing Joint Petition and Application are true and correct to the best of my knowledge, information, and belief.

/s/ Joy Rick
Joy Rick
Vice President and Secretary
SBC Communications Inc.

Sworn and subscribed before me

this 25th day of February, 2005

Notary Public	/s/ Lisa K. Fox
Lisa K. Fox

[SEAL]

Lisa K. Fox

My Commission Expires

April 21, 2007

VERIFICATION

I, Robert S. Feit, being duly sworn according to law, depose and say that I am vice president AT&T Corp.; that I am authorized to and do make this affidavit for it; and that the facts set forth in the foregoing Joint Petition are true and correct to the best of my knowledge, information, and belief.

/s/ Robert S. Feit
Vice President
AT&T Corp.

Sworn and subscribed before me

this 25th day of February, 2005

/s/ Dana-Marie Sibiga
Notary Public

[SEAL]

Dana-Marie Sibiga

Notary Public of New Jersey

My Commission Expires April 9, 2006

VERIFICATION

I, Frederick K. Wallach, being duly sworn according to law, depose and say that I am assistant secretary of AT&T Corp.; that I am authorized to and do make this affidavit for it; and that the facts set forth in the foregoing Joint Petition are true and correct to the best of my knowledge, information, and belief.

/s/ Frederick K. Wallach
Assistant Secretary
AT&T Corp.

Sworn and subscribed before me

this 25th day of February, 2005

/s/ Dana-Marie Sibiga
Notary Public

[SEAL]

Dana-Marie Sibiga

Notary Public of New Jersey

My Commission Expires April 9, 2006

VERIFICATION

I, Mark A. Keffer, being duly sworn according to law, depose and say that I am President and General Counsel of AT&T Communications of Virginia, LLC, that I am authorized to and do make this affidavit for it; and that the facts set forth in the foregoing Joint Petition are true and correct to the best of my knowledge, information, and belief.

/s/ Mark A. Keffer
Mark A. Keffer
President and General Counsel
AT&T Communications of Virginia, LLC

Sworn and subscribed before me

this 25th day of February, 2005

Notary Public

COMMONWEALTH OF VIRGINIA	)
) ss.
COUNTY OF FAIRFAX	)

Subscribed and sworn to before me by Mark A. Keffer this 25th day of February, 2005.

My commission expires:  My Commission Expires August 31, 2005.

/s/ Linda Rae Kozloff
[SEAL]	Notary Public

VERIFICATION

I, Deborah Droller, being duly sworn according to law, depose and say that I am Assistant Secretary of AT&T Communications of Virginia, LLC, that I am authorized to and do make this affidavit for it; and that the facts set forth in the foregoing Joint Petition are true and correct to the best of my knowledge, information, and belief.

/s/ Deborah Droller
Deborah Droller
Assistant Secretary
AT&T Communications of Virginia, LLC

Sworn and subscribed before me

this 25th day of February, 2005

Notary Public

COMMONWEALTH OF VIRGINIA	)
) ss.
COUNTY OF FAIRFAX	)

Subscribed and sworn to before me by Deborah Droller this 25th day of February, 2005.

My commission expires:  My Commission Expires August 31, 2005.

/s/ Linda Rae Kozloff
[SEAL]	Notary Public

VERIFICATION

I, Frederick K. Wallach, being duly sworn according to law, depose and say that I am president of TCG Virginia, Inc.; that I am authorized to and do make this affidavit for it; and that the facts set forth in the foregoing Joint Petition are true and correct to the best of my knowledge, information, and belief.

/s/ Frederick K. Wallach
President
TC Virginia, Inc.

Sworn and subscribed before me

this 25th day of February, 2005

/s/ Dana-Marie Sibiga
Notary Public

[SEAL]

Dana-Marie Sibiga

Notary Public of New Jersey

My Commission Expires April 9, 2006

VERIFICATION

I, Robert S. Feit, being duly sworn according to law, depose and say that I am secretary of TCG Virginia, Inc.; that I am authorized to and do make this affidavit for it; and that the facts set forth in the foregoing Joint Petition are true and correct to the best of my knowledge, information, and belief.

/s/ Robert S. Feit
Secretary
TC Virginia, Inc.

Sworn and subscribed before me

this 25th day of February, 2005

/s/ Dana-Marie Sibiga
Notary Public

[SEAL]

Dana-Marie Sibiga

Notary Public of New Jersey

My Commission Expires April 9, 2006

EXHIBIT A

TRANSACTION SUMMARY

1.             Provide a copy of the agreement signed by the president or any vice president and the secretary or any assistant secretary of the company.

A copy of the January 30, 2005, Agreement and Plan of Merger entered into between SBC Communications Inc. (“SBC”) and AT&T Corp. (“AT&T”) is attached to this Joint Petition and Petition as Exhibit C.

2.             Provide a clear summarization of the assets in question.

As explained in the Joint Petition, the Agreement and Plan of Merger calls for the creation of a wholly owned subsidiary of SBC to consummate the transaction.  This subsidiary will merge with and into AT&T, with AT&T surviving as a wholly owned subsidiary of SBC.  At the time of the merger, shareholders of AT&T will exchange their stock for SBC stock.

3.             Describe the proposed procedures and the terms and conditions of the transactions to include:

a)             Historical and current use of the property;

b)             Proposed use of the property;

c)             Original cost of the property;

d)             Proposed sales price of property and method of determining the price; and

e)             Proposed accounting treatment of the transaction as well as current recording on company’s books of record.

As explained in Response to No. 2, above, this transaction will take place solely at the holding company level, and it accordingly does not involve the sale of property.  The transaction will be accounted for as a purchase under Statement of Financial Accounting Standards 141. SBC’s prior historical results will remain unchanged.  The amount of the purchase will be allocated among AT&T’s assets and liabilities, generally at fair value.

4.             Provide assurances that adequate service to the public at just and reasonable rates will not be impaired or jeopardized by the proposed transfer.

As explained in more detail in the Joint Petition, the merger between SBC and AT&T will be transparent and seamless to consumers.  The SBC and AT&T operating subsidiaries certificated in Virginia will retain their form and will continue to provide service pursuant to the same tariffs and terms and conditions pursuant to which they are providing service today.  The merger will therefore have no adverse effect on the ability of the public to receive adequate service at just and reasonable rates.  On the contrary, the merger will enhance the ability of SBC and AT&T – which as a general matter have deeply complementary assets and typically serve distinct market segments – to innovate and develop new services, and will thereby advance the public interest.  Equally important, the competitive state of telecommunications services today itself assures that the public will continue to receive adequate service at just and reasonable rates in the wake of the merger.

5.             Show that the sales price was arms-length and that the purchase price will result in a direct benefit to customers.

The Agreement and Plan of Merger was negotiated at arms-length by unaffiliated parties.  The proposed transaction will be seamless and transparent to AT&T’s customers in Virginia, who will continue to receive service, without interruption, at rates and on terms and conditions that will not be affected as a result of the merger.  The purchase price is not related to the rates or service to customers.

6.             Provide schedule of plant, book depreciation, and contributed property related to assets to be acquired up to current date (or date of purchase, if acquisition has taken place).

Not applicable.  See Response to No. 3, above.

7.             Provide complete financial statements, to include Balance Sheet, Income Statement, and Cash Flow Statement, for the latest twelve-month period and for the last five years.

AT&T’s financial statements for the latest 12-month period is available at http://www.att.com/ar/docs/annualreport_2003.pdf.  Archived financial statements for AT&T are available at http://www.att.com/ar/archives.html.  SBC’s financial statements for the latest 12-month period is available at http://www.sbc.com/gen/investor-relations?pid=5465.  Archived financial statements for SBC are available in the EDGAR database at www.sec.gov.  Printed copies of AT&T’s and SBC’s financial statements will be provided upon request.

8.             Are invoices available to verify plant figures?  If not, why not?

Not applicable.  See Response to No. 3, above.

9.             In addition to the items described above, for applications requesting approval of the acquisition/disposition of control, address the anticipated impact of such action on the: regulated company’s rates and service, capital structure, and access to capital and financial markets.  Discuss favorable and unfavorable economic impacts on the Commonwealth of Virginia to include employee levels, facilities, and services provided.  Will an additional investment be required to improve service quality?  Provide specific details on improvements needed.  Provide the anticipated impact on rates of such improvements currently and for the next ten years.

As explained in more detail in the Joint Petition, the merger will have no adverse effect on the rates or service of any entity subject to the Commission’s regulatory authority.  On the contrary, each AT&T and SBC entity subject to the Commission’s authority will retain its form and will continue to provide service to customers pursuant to the terms and conditions in effect prior to the transaction.

With respect to access to capital, the Joint Petitioners expect that the merger will facilitate AT&T’s access to capital, which has been constrained in recent years due to deteriorating market conditions and declining revenues.  This easier access to capital will permit the combined company to accelerate capital expenditures to ensure the maintenance and enhancement of AT&T’s network assets and to assure that ownership of those assets remain in U.S. hands.

The Joint Petitioners expect the merger to have a favorable economic impact on Virginia.  Both AT&T and SBC have experienced substantial job reductions in the past several years.  Over time, the combination of SBC and AT&T will yield a more robust telecommunications company, which in turn will lead to more jobs.  In addition, the merger will provide innovative and efficient services to businesses, permitting them to compete more effectively and thereby enhancing their employment outlook.  The Joint Petitioners also expect the merger to lead to improved services overall in Virginia and around the country.  Although no additional investments will be required to improve service quality in the near term, the Joint Petitioners anticipate that, over time, the synergies resulting from the merger, along with the increased investment that the combined company is able to make in AT&T’s network assets, will lead to the development of innovative and improved services, to the benefit of Virginia consumers.

Exhibit B

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry.  Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

Exhibit C

Agreement and Plan of Merger

Exhibit D

Statement of CWA President Morton Bahr, January 31, 2005

NEWS RELEASE	For More Information:
For Immediate Release	Jeff Miller or Candice Johnson
1/31/2005	CWA Communications, 202-434-1168

Statement by the Communications Workers of America on SBC’s Proposed Purchase of AT&T

President Morton Bahr of the Communications Workers of America issued the following statement on SBC’s purchase of AT&T. CWA represents 15,000 employees at AT&T and 95,000 at SBC.

SBC’s purchase of AT&T makes good business sense, and it could be good news for customers and employees as well as shareholders of both companies. Such a merger creates a strong U.S. competitor in the global telecom marketplace with the resources to substantially advance the rollout of high-speed broadband and other services and drive economic growth and job expansion.

CWA’s concern is for the employment security and career opportunity of the employees we represent. In recent years, AT&T has been contracting its business and shedding jobs. With the integration of its operations into SBC, there is now the opportunity for a new strategy that instead focuses on dynamic growth and creation of new services and technologies.

We look forward to discussing the companies’ plans in more detail as we talk with SBC and AT&T executives in the coming days and weeks.

With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.

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Exhibit E

Statement of IBEW President Edwin D. Hill, January 31, 2005

NEWS RELEASE

International Brotherhood of Electrical Workers®
AFL-CIO-CLC
1125 Fifteenth St. N.W.
Washington DC 20005
Edwin D. Hill, International President	Jeremiah J. O’Connor, International Secretary-Treasurer

For Immediate Release	Contact: Jim Spellane
January 31, 2005	202 728-6014

Statement of the International Brotherhood of Electrical
Workers On SBC Purchase of AT&T

(Washington, DC) – International President Edwin D. Hill of the International Brotherhood of Electrical Workers (IBEW) issued the following statement on the purchase by SBC of AT&T. The IBEW currently represents 12,500 workers at SBC and 900 at AT&T.

“The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.

“As the telecom market becomes increasingly global in nature, it is imperative that U.S. companies have the ability to compete with anyone. The combined expertise and resources of SBC and AT&T create a company with significant strength in all facets of the industry and that is positioned to become a force in emerging technologies that are in increasing demand.

“We pledge to work with management of SBC and AT&T to ensure that this move will bring about a new era of progress for all concerned.”

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